FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                         For the period 27 JULY 2004


                                Cookson Group plc

                          265 Strand, London, WC2R 1BD


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]



Exhibit Number

1.  Interim Results announcement dated 27 July 2004
2.  Holding(s) in Company announcement dated 9 July 2004
3.  Blocklisting Interim Review announcement dated 01 July 2004
4.  Holding(s) in Company announcement dated 30 June 2004
5.  Director Shareholding announcement dated 30 June 2004

Exhibit No.1


27 July 2004



COOKSON GROUP PLC INTERIM REPORT TO SHAREHOLDERS

First Half Highlights

+   Group profit* before tax improves significantly
    -  GBP42.0 million vs. GBP5.5 million last year

+   Electronics division continues robust recovery
    - turnover up 21% and operating profit* more than triples to GBP25.8 million
    -  Laminates sector moves into profit*

+   Ceramics and Precious Metals divisions achieve higher turnover and profits*

+   Borrowings rise by GBP27 million to fund higher activity levels
    -  further improvement in working capital ratios
    -  comfortably within banking facilities

+   Strategic review of Precious Metals determines division should be retained

+   Nick Salmon appointed Chief Executive with effect from 19 July 2004

*(before amortisation of intangible assets and exceptional items)

Commenting on the results, Nick Salmon, Chief Executive, said:

"The benefits of much improved trading conditions are evident in these results, as is the work that has been done to put Cookson in a position to take advantage of the recovery in its markets.

"The priorities for management in the second half of 2004 are to focus on improving the performance of all businesses, to take advantage of the positive trading environment and to continue to address any part of the Group that is underperforming. Over the next few months, I will be spending a great deal of time getting to know the businesses and the management teams across the Company, so that I can formulate a measured and informed view of the way ahead.

"As to the second half of 2004, current market indicators anticipate that underlying trading conditions will remain similar to those of the first half. Based on this assumption, and that the second half is traditionally the stronger trading period for the Precious Metals division, the improved performance of the Group should continue."

OVERVIEW

Group Results

A combination of improved trading conditions and the realisation of the benefits from cost saving initiatives implemented across the Group have led to significantly improved results.

Turnover for the Group's continuing operations of GBP842 million for the first half of 2004 was up 13% at constant exchange rates over the same period last year. Operating profit before amortisation of intangible assets and exceptional items rose by 86% at constant exchange rates to GBP55.1 million. This resulted in a 2.5 percentage point improvement in return on sales to 6.5%.

Higher operating profit from continuing operations, the eradication of the losses of Speedline, which was sold in the second half of 2003, and lower interest costs led to a marked increase in Group profitability. As a result, Group profit before tax, amortisation of intangible assets and exceptional items of GBP42.0 million was significantly ahead of both the GBP5.5 million earned in the first half of the prior year and the GBP27.1 million achieved in the second half of 2003. Profit before tax but after amortisation of intangible assets and exceptional items was GBP8.0 million, which was GBP22.5 million better than the GBP14.5 million loss in the first half of 2003. Headline earnings per share were
1.4 pence compared to 0.2 pence in the first half of 2003.

Working capital requirements rose, as expected, given the significantly higher levels of activity seen since the end of 2003, and this contributed to a free cash outflow in the first half of 2004 of GBP21.2 million. Nevertheless, continued focus on working capital management resulted in a further improvement in the ratio of trade working capital to sales. Net debt at the period end was GBP386 million and Group borrowings remain comfortably within banking facilities.

Strategic Initiatives

Further progress has been made to return the Laminates sector of the Electronics division to an acceptable level of performance and a modest profit was earned in the first half; this compares with a loss of GBP11 million in the same period of last year. This business is undergoing major restructuring which has resulted in a considerable reduction in installed capacity in its US and European operations whilst building on its presence in the Asia-Pacific market and broadening its high-end product offerings. The restructuring programme will be completed and new product introductions will be fully on-stream in the second half.

In March, the Board announced that it was in the early stages of reviewing its options regarding the Precious Metals division. This review incorporated the possible sale of the division, as well as the restructuring of certain underperforming activities. It has been concluded that a sale of the division as a whole would not, at this time, enhance shareholder value; this is particularly in light of the division's improved trading performance. The sale of certain non-core parts of the business may yet be pursued. The rationalisation of the division's activities in France, announced in January, is underway and will be completed early next year. This will result in a markedly reduced cost base.

Cookson continued to increase its geographic footprint in the fast-growing Asia-Pacific region as many of its customers in the West migrate their operations to this region, and local capacity and capabilities continue to grow. In the first half, the region accounted for almost 40% of the Electronics division's turnover and the Ceramics division's sales to customers in this region increased to 17%. Investment in capacity by both divisions has also accelerated over the last two years. Importantly, the Group's Asia-Pacific operations continue to generate strong profit growth and high margins and in the first half contributed 50% of the Group's operating profit.

During the period, prices for many of the Group's key raw materials - tin, copper, resins, fibreglass cloth and certain petroleum-based products - have risen substantially, especially that of tin which is trading at prices some 70% higher than a year ago. Pricing initiatives have been put in place in each division to ensure that the Group's overall profitability is protected.

REVIEW OF OPERATIONS


Group - continuing operations

                                                       First Half                                     Year
                                                 2004            2003            2003                 2003
                                                      @ 2003 exchange @ 2004 exchange      @ 2003 exchange
                                                                rates           rates                rates
Turnover (GBPm)                                   842             795             745                1,624
Operating profit* (GBPm)                         55.1            32.1            29.6                 81.2
Return on sales                                  6.5%            4.0%            4.0%                 5.0%

*(before amortisation of intangible assets and exceptional items)

Turnover for the Group's continuing operations in the first half of 2004 was 6% higher than the same period last year and, after excluding the effect of currency translation, was up 13% at constant exchange rates. Turnover in the Electronics division was 21% higher than last year and that of the Ceramics and Precious Metals divisions up 8% and 9% respectively, at constant exchange rates.

Operating profit before amortisation of intangible assets and exceptional items of GBP55.1 million was 72% higher than the same period in 2003 and up 86% at constant exchange rates. The GBP25.5 million increase in operating profit in the first half of 2004 arose from increases in operating profit, at constant exchange rates, of GBP19.0 million by the Electronics division, GBP3.6 million by the Ceramics division and GBP2.9 million by the Precious Metals division.

Electronics division

                                                       First Half                                     Year
                                                 2004            2003            2003                 2003
                                                      @ 2003 exchange @ 2004 exchange      @ 2003 exchange
                                                                rates           rates                rates
Turnover (GBPm)                                   331             296             275                  604
Operating profit* (GBPm)                         25.8             7.0             6.8                 22.6
Return on sales                                  7.8%            2.4%            2.5%                 3.7%


*(before amortisation of intangible assets and exceptional items; includes the results of Cookson Fukuda - see below)

Market conditions for the Electronics division remained favourable in the first half. Demand for materials used in the manufacture of printed circuit boards
(PCBs) was strong throughout the period in Asia-Pacific and North America, but was muted in Europe. This was on the back of solid growth in consumption of electronic goods worldwide. Conditions in the division's non-PCB markets were generally sound.

Turnover for the Electronics division in the first half of 2004 was 12% higher than the same period last year and up 21% at constant exchange rates. Turnover in all sectors of the division grew strongly: Assembly Materials rose by 26%, Laminates by 32% and Chemistry by 11% at constant exchange rates. The sequential improvement in turnover, that began to take hold in the second half of 2003, was maintained in the period; year-on-year turnover growth of 18% and 23% was achieved in the first and second quarters of 2004 respectively at constant exchange rates, and turnover in the second quarter of GBP172 million was 8% higher than the first quarter of 2004.

Operating profit before amortisation of intangible assets and exceptional items of GBP25.8 million was more than three times that of the same period in 2003, at both reported and constant exchange rates, and was 80% higher than the second half of 2003 at constant exchange rates. All sectors of the division recorded year-on-year profit increases in the first half with the GBP18.6 million increase at constant exchange rates arising as follows:

-         Assembly Materials: GBP2.7 million;
-         Laminates (excluding Cookson Fukuda): GBP10.7 million; and
-         Chemistry: GBP5.2 million.

Profits in the second quarter of 2004 of GBP13.5 million were GBP8.5 million higher than the second quarter last year and GBP1.2 million (10%) better than the first quarter of 2004.

The year-on-year improvement in the division's profitability was underscored by return on sales rising by 5.3 percentage points over the first half of 2003 to 7.8% at constant exchange rates.

In May 2004, it was decided to wind up the company's 50/50 joint venture with Fukuda. Cookson Fukuda manufactured copper foil used in PCB manufacture and its operations, which are based in Newcastle-upon-Tyne, UK, are in the process of being exited. The Group's share of the joint venture's turnover to the end of May was GBP1.1 million and of its operating loss GBP0.4 million (H1 2003: loss GBP0.8 million).

Assembly Materials

                                                       First Half                                     Year
                                                 2004            2003            2003                 2003
                                                      @ 2003 exchange @ 2004 exchange      @ 2003 exchange
                                                                rates           rates                rates
Turnover (GBPm)                                   135             117             108                  241
Operating profit* (GBPm)                         10.6             8.6             7.9                 17.8
Return on sales                                  7.8%            7.4%            7.3%                 7.4%

*(before amortisation of intangible assets and exceptional items)

Demand was robust for the sector's products for the electronics industry in the first half and sound for its industrial markets. Regionally, activity was strong in Asia-Pacific and began to recover in the first quarter in North America but was generally muted in Europe.

Turnover was up by 16% on last year and by 26% at constant exchange rates. However, nearly two-thirds of this rate of increase related to sharply higher tin prices being passed on to customers. The average price of tin in the first half of 2004 was c.70% higher in sterling terms than the same period last year and has risen by nearly 60% since the beginning of 2004. Tin is the primary raw material used in the manufacture of the majority of the sector's products and in the first half of 2004 the cost of tin was approximately one-third of the sector's turnover. Pricing initiatives are in place throughout the sector to recover input price increases.

Despite the significant increase in raw material costs, the sector achieved operating profit growth of 35% at constant exchange rates over the first half of 2003 and return on sales rose by 0.5 percentage points to 7.8%.

Assembly Materials continued to invest in new product development, particularly in its innovative, lead-free product range and in its well-developed presence in Asia-Pacific, including the commissioning of a new R&D facility in India.

Laminates

                                                       First Half                                     Year
                                                 2004            2003            2003                 2003
                                                      @ 2003 exchange @ 2004 exchange      @ 2003 exchange
                                                                rates           rates                rates
Turnover (GBPm)                                    66              54              50                  113
Operating profit/(loss)* (GBPm)                   0.6          (11.1)          (10.1)               (15.6)
Return on sales                                  0.9%         (20.6%)         (20.2%)              (13.8%)

*(before amortisation of intangible assets and exceptional items: excludes Cookson Fukuda JV)

The sharp improvement in demand for the sector's laminate products, which are mainly targeted at the high-end of the PCB fabrication market, continued throughout the first half. Turnover was 22% higher than last year and up 32% at constant exchange rates. The positive momentum accelerated through the first half, with turnover increasing year-on-year, at constant exchange rates, by 22% in the first quarter and by 43% in the second; and, in the second quarter, turnover of GBP35 million was up 10% on the preceding first quarter. Growth in turnover was particularly robust in both Asia-Pacific and the USA, although soft in Europe, and was boosted by the new high-end GETEK product range.

The Laminates sector's profitability improved markedly in the first half in comparison with the previous year on the back of sharply higher turnover and a significantly lower cost base. As anticipated, the sector returned to profit in the second quarter.

During the first half, the prices of key raw materials - i.e. glass fibre cloth and copper foil - began to rise sharply. As a result, pricing initiatives were instituted throughout the sector which are designed to protect margins.

The capacity rationalisation initiative which commenced last year is nearing completion and in-house manufacture of the new GETEK range is due to come fully on stream in the second half; this will further reduce the Laminates sector's cost base.

Chemistry

                                                       First Half                                     Year
                                                 2004            2003            2003                 2003
                                                      @ 2003 exchange @ 2004 exchange      @ 2003 exchange
                                                                rates           rates                rates
Turnover (GBPm)                                   129             123             116                  247
Operating profit* (GBPm)                         15.0            10.3             9.8                 22.2
Return on sales                                 11.6%            8.3%            8.5%                 9.0%

*(before amortisation of intangible assets and exceptional items; includes EEJA joint venture)

The Chemistry sector's products are sold to the PCB market and the general electronics industry and for other industrial and automotive applications. Similar to the other sectors of the Electronics division, demand for Chemistry's products was healthy in Asia-Pacific and the USA but subdued in Europe. As a consequence, turnover rose by 4% over the previous year and by 11% at constant exchange rates.

The sound increase in turnover contributed to a 53% rise in the sector's profits at constant exchange rates and a 3.1 percentage point increase in return on sales to 11.6%. Profitability was also boosted by sales of the semiconductor copper products partnership with ATMI - a leading global distributor of speciality materials, equipment and services to the semiconductor industry - and by a particularly strong first quarter performance by the sector's joint venture in Japan.

Ceramics division

                                                       First Half                                     Year
                                                 2004            2003            2003                 2003
                                                      @ 2003 exchange @ 2004 exchange      @ 2003 exchange
                                                                rates           rates                rates
Turnover (GBPm)                                   359             351             331                  711
Operating profit* (GBPm)                         26.0            24.4            22.4                 50.0
Return on sales                                  7.2%            7.0%            6.8%                 7.0%


*(before amortisation of intangible assets and exceptional items)

Turnover for the Ceramics division in the first half of 2004 was 2% higher than the same period last year and was up by 8% at constant exchange rates. Operating profit of GBP26.0 million was 6% higher than the same period in 2003 and up 16% at constant exchange rates. As a consequence, the division's return on sales rose by 0.4 percentage points to 7.2%.


Iron and Steel

This sector accounts for approximately 65% of the Ceramics division's turnover and supplies its refractory products to the iron and steel industry. As the majority of these products are consumed in the process of making steel, sales are closely linked to steel production volumes in the regions in which its products are sold. In the first half of 2004, steel production in the sector's major markets - North America and the European Union - rose by 3% and 4% respectively. The sector also continued to benefit from continued strong growth in steel production in emerging markets, such as China, India and South America, where it has built a significant presence. In addition, the sector carried out a larger number of furnace relining projects than in the prior year. As a consequence, turnover for the Iron and Steel sector rose by 9% at constant exchange rates and profits increased commensurately.

Foundry and Industrial Processes

These operations produce heat containment and flow control products for a wide variety of industries and applications in North America, Europe and Asia-Pacific. Turnover for these sectors - which together accounted for some 24% of the division's total - increased by 2% at constant exchange rates over the first half of 2003 although profits were lower than last year.

Glass

The sector enjoyed a buoyant first half, with turnover growing by 22% at constant exchange rates, as a result of both its relining and consumable product ranges enjoying strong demand. This, in turn, resulted in a sharp improvement in profitability.

Precious Metals division


                                                       First Half                                     Year
                                                 2004            2003            2003                 2003
                                                      @ 2003 exchange @ 2004 exchange      @ 2003 exchange
                                                                rates           rates                rates

Turnover (GBPm)                                   151             148             139                  309
Operating profit* (GBPm)                          3.3             0.7             0.4                  8.6
Return on sales                                   2.2%            0.5%            0.3%                 2.8%

*(before amortisation of intangible assets and exceptional items)

Turnover for the Precious Metals division increased by 2% in the first half and by 9% at constant exchange rates. Reported turnover for the period included the effect of a gold price 14% higher in sterling terms than last year; when the impact of the increase in the price of gold and other precious metals is excluded, the "ex-metals" increase in turnover amounted to 7% at constant exchange rates. Production of and demand for gold jewellery improved over the same period last year in both the USA and Europe, although levels remain relatively low in comparison with historic trends. Demand for the division's silver products, however, was strong. Importantly, the sharp fall in sales in the USA that was experienced in the latter part of the first quarter of 2003, due to large merchandisers reducing inventory, did not reoccur in 2004.

Operating profit for the division rose by GBP2.6 million as a consequence of both the increased level of turnover and a lower cost base following the cost reduction initiative implemented in the second quarter of 2003.

The programme to rationalise the division's French activities has now commenced, agreement having been reached in May on the terms of the Social Plan, which is the statutory consultation process required for such initiatives. The programme encompasses the closure of 4 manufacturing and distribution sites and a headcount reduction of 132 employees. The division's remaining European manufacturing capacity will be realigned, with the Birmingham, UK site being the dedicated manufacturer of gold products and the Madrid, Spain operation producing silver products. The exceptional charge in 2004 for this programme amounts to GBP10.7 million, in addition to the GBP2.3 million charge raised in 2003. Total cash related costs for the programme are approximately GBP10 million, of which half will be outlaid in 2004 and the balance in 2005. The cost savings will begin to accrue in the fourth quarter of 2004 with annual benefits of some GBP4 million when fully implemented.

GROUP FINANCIAL REVIEW

                                                     First Half                               Year
                                                     2004             2003                    2003
                                                           @ 2003 exchange         @ 2003 exchange
                                                                     rates                   rates
Profit before tax (GBPm)*                            42.0              5.5                    32.6
Earnings per share (pence)*                           1.4              0.2                     1.1
Free cash flow (GBPm)                               (21.2)             8.8                    15.7
Net debt (GBPm)                                       386              364                     359

*(before amortisation of intangible assets and exceptional items)

Profit before tax

Profit before tax, amortisation of intangible assets and exceptional items of GBP42.0 million for the first half of 2004 reflected an improvement of GBP36.5 million over the same period in 2003, with the increase arising as follows:

- GBP25.5 million rise in operating profit at constant exchange rates for continuing operations;

- GBP2.5 million negative exchange rate translation variance for operating profit of continuing operations, primarily due to the 14% increase in the US dollar/sterling average exchange rate from $1.61 in the first half of 2003 to $1.82 in 2004;

- eradication of the GBP9.9 million losses generated by operations discontinued in the second half of last year, predominantly Speedline; and

- GBP3.6 million reduction in net interest payable, mainly due to lower bank financing costs and a positive exchange rate translation effect of GBP1.6 million.

The Group incurred an operating exceptional charge of GBP11.0 million in the first half of 2004 (2003: GBP2.7 million). This mainly related to the programme to rationalise the French operations of the Precious Metals division, as outlined above (GBP10.7 million).

Non-operating exceptional charges amounted to GBP6.7 million (2003: GBP0.5 million credit) and primarily consisted of the Group's 50% share in the losses on the winding-up of the Cookson Fukuda operations in the UK and the dissolution of the joint venture, as outlined above. Amortisation of goodwill and other intangible assets of GBP16.3 million arose in the first half of 2004 (2003:
GBP17.8 million).

As a consequence, Group profit before tax, after amortisation of intangible assets and both operating and non-operating exceptional items, amounted to GBP8.0 million in the first half of 2004 compared to a loss of GBP14.5 million in the same period last year.


Taxation

The tax charge and effective tax rate on profit before amortisation of intangible assets and exceptional items was GBP12.6 million and 30% respectively (2003: 30%). A tax credit of GBP0.1 million (2003: GBP1.2 million charge) arose for exceptional items.

Shareholder returns

Earnings per share

Headline earnings per share, i.e. before amortisation of intangible assets and all exceptional items, amounted to 1.4 pence per share, compared to 0.2 pence per share in 2003. Basic loss per share, i.e. after amortisation of intangible assets and all exceptional items, amounted to 0.4 pence per share, compared to a loss of 1.0 pence per share in 2003. The weighted average number of shares in issue during the period was 1,883 million (2003: 1,880 million).

Dividends

The Board decided in October 2001 to suspend the payment of dividends and stated that it would resume payment once certain financial targets had been met.
Whilst a considerable improvement in the Group's financial condition and profitability has been achieved since then, no interim dividend has been proposed.

Cash flow

Net cash inflow from operating activities

In the first half of 2004, the Group's net cash inflow from operating activities was GBP14.1 million. This arose from EBITDA (operating profit of Group subsidiaries plus depreciation and amortisation of intangible assets) of GBP76.2 million in the period being largely offset by a GBP5.5 million outlay for rationalisation costs and a GBP53.7 million outflow for trade working capital.

The increase in trade working capital consisted of a 7% rise (GBP41.5 million at average exchange rates) in accounts receivable and inventory since the end of 2003 - which compares favourably with an increase in the levels of activity over the period of c.15% - and a GBP12.2 million reduction in trade creditors. The reduction in trade creditors was due to a number of factors including a change in the payables profile, primarily as a result of the increase in the cost of tin purchased since the end of 2003, which is usually on payment terms of less than two weeks. Despite these increases, the ratio of average trade working capital to turnover in the first half of 2004 of 20.7% was lower than 2003, maintaining the consistent improvement in the working capital to sales ratio that has been evident since 2001.

Capital expenditure

Payments to acquire fixed assets in the first half of 2004 were GBP14.4 million which represented 0.6 times depreciation (2003: 0.5 times). Proceeds of GBP2.9 million for the sale of non-core properties were received in 2004 (2003: GBP4.7 million).

Free cash flow

Free cash outflow for the first half of 2004 was GBP21.2 million, which compares with an inflow of GBP8.8 million in the first half of 2003. The decrease was mainly due to a net year-on-year increase in trade working capital (GBP57.8 million), offsetting the GBP29.0 million improvement in EBITDA.



Acquisitions and disposals

Net cash outflow for acquisitions and disposals in the first half of 2004 was GBP12.0 million which consisted of a net outlay of GBP2.4 million for the sale and closure of subsidiaries, additional costs for prior year disposals of GBP5.1 million and GBP4.5 million for acquisitions, including deferred consideration of GBP1.6 million.


Net cash flow before financing

As a result of the above, net cash outflow before financing for the first half of 2004 was GBP33.2 million and, together with a favourable translation exchange rate adjustment of GBP6.7 million, resulted in an increase in the Group's net debt of GBP27.3 million in the first half of 2004.


Net debt

As at 30 June 2004, the Group's net debt amounted to GBP386 million, with gross borrowings of GBP424 million, drawn on available medium- to long-term committed facilities of GBP500 million, as set out below:


                                                                                 30 June      31 December
                                                                                    2004             2003
                                                                                    GBPm               GBPm
$570 million of US Private Placement loan notes                                      312              318
7% convertible bonds                                                                  80               80
GBP108 million committed bank facility                                                10                -
Other loans and overdrafts                                                            22               17
Gross borrowings                                                                     424              415
less: Cash                                                                            38               57
Net Debt                                                                             386              359




The US Private Placement loan notes are repayable at various dates between 2005 and 2012 and have an average maturity of 5.4 years. The GBP108 million committed bank facility matures in December 2006. The 7% convertible bonds are repayable at par in November 2004; an GBP80 million term facility, which matures in December 2005, was arranged last year to repay the convertible bonds.




DIRECTORATE



Stephen Howard, who has been a Director of Cookson since 1992, announced on 5 May 2004 his intention to relinquish the role of Chief Executive he had held
since 1997.   Subsequently, Nick Salmon was appointed Chief Executive with effect from 19 July 2004.



Anthony Alexander, who had been a non-executive Director since 1996, retired at the Company's Annual General Meeting on 14 May 2004 and Kent Atkinson replaced him as Senior Independent Director. John Sussens was appointed as a non-executive Director on 1 May 2004. Jan Pieter Oosterveld was appointed as a non-executive Director on 15 June 2004.



Raymond Sharpe, who had been an Executive Director since 1995 and was Chief Executive of the Electronics division, resigned from the Company on 19 May 2004.



June de Moller, who has been a non-executive Director since 1999, will retire from the Board on 1 October 2004. She will be succeeded as Chairman of the Remuneration Committee by John Sussens.





CURRENT OUTLOOK



Demand for materials and components for the electronics industry, which began to recover in the second half of 2003 and continued to do so throughout the first half of 2004, is expected to be sustained in the second half of the year.



Steel production, which is the key indicator of activity for the Ceramics division, is expected to be at similar levels in the second half to that of the first half in North America and Europe, with continued growth in emerging markets.



For the jewellery industry, trading activity has traditionally been higher during the second half in the USA and Europe due to fourth quarter holiday season buying. On the basis of this normal trading pattern, levels of activity for the Precious Metals division should improve in the second half over the first.



In summary, for the Group as whole, underlying trading conditions are expected
to remain similar to those of the first half.   Based on this assumption, and
that the second half is traditionally the stronger trading period for the Precious Metals division, the improved performance of the Group should continue.




Shareholder/analyst enquiries:
Nick Salmon, Chief Executive                           Cookson Group plc
Dennis Millard, Group Finance Director                 Tel: 020 7061 6500
Lisa Williams, Investor Relations Manager

Press enquiries:
John Olsen                                             Hogarth Partnership
                                                       Tel: 020 7357 9477





Cookson management will make a presentation to analysts on 27 July at 9:00am (UK time). This will be broadcast live on Cookson's website, www.cooksongroup.co.uk. An archive version of the presentation will be available on the website later that day.



Forward Looking Statements

This announcement contains certain forward looking statements regarding the Group's financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, plans and objectives of management and other matters. Statements in this document that are not historical facts are hereby identified as "forward looking statements" for the purpose of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Such forward looking statements, including, without limitation, those relating to the future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, in each case relating to Cookson, wherever they occur in this document, are necessarily based on assumptions reflecting the views of Cookson and involve a number of known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements. Such forward looking statements should, therefore, be considered in light of various important factors. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic and business cycles; trends in Cookson's principal industries; competition in Cookson's principal markets; the terms and conditions of Cookson's financing arrangements; foreign currency rate fluctuations; and acquisitions or disposals of businesses or assets.

The foregoing list of important factors is not exhaustive. When relying on forward looking statements, careful consideration should be given to the foregoing factors and other uncertainties and events, as well as factors described in documents the Company files with the UK and US regulators from time to time including its annual reports and accounts.

Such forward looking statements speak only as of the date on which they are made. Except as required by the Rules of the UK Listing Authority and the London Stock Exchange and applicable law, Cookson undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this report might not occur.

Cookson Group plc
265 Strand, London WC2R 1DB, United Kingdom
Tel: +44 (0) 20 7061 6500    Fax: +44 (0) 20 7061 6600   www.cooksongroup.co.uk
Registered in England & Wales No. 251977

Independent Review Report by KPMG Audit Plc to Cookson Group plc

Introduction

We have been engaged by the Company to review the financial information set out on pages 15 to 22 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/ 4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.



Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.



KPMG Audit Plc, Chartered Accountants
27 July 2004, London




Group Profit and Loss Account
for the six months ended 30 June 2004

                              Before                                Before
                         exceptional    Exceptional            exceptional    Exceptional
                           items and      items and              items and      items and
                        amortisation   amortisation    Half   amortisation   amortisation    Half      Full
                                  of             of    year             of             of    year      year
                         intangibles    intangibles    2004    intangibles    intangibles    2003      2003
                 note          GBPm            GBPm    GBPm           GBPm           GBPm    GBPm      GBPm

Turnover            2
  Continuing
  operations                   841.5              -   841.5          795.0              -   795.0   1,623.9
  Discontinued
  operations                       -              -       -           34.2              -    34.2      57.8

Total turnover                 841.5              -   841.5          829.2              -   829.2   1,681.7
Share of
joint
ventures                       (24.4)             -   (24.4)         (21.1)             -   (21.1)    (41.2)

Turnover of
Group
subsidiaries                   817.1              -   817.1          808.1              -   808.1   1,640.5

Operating           2
profit/(loss)
  Continuing
  operations
  before
  amortisation
  of intangible
  assets and
  exceptional
  items                         52.5              -    52.5           31.0              -    31.0      79.2
  Operating
  exceptional
  items           2,3              -          (11.0)  (11.0)             -           (2.7)   (2.7)    (22.2)
  Amortisation
  of intangible
  assets            2              -          (16.3)  (16.3)             -          (17.8)  (17.8)    (34.7)

  Continuing
  operations                    52.5          (27.3)   25.2           31.0          (20.5)   10.5      22.3
  Discontinued
  operations        2              -              -       -           (9.9)             -    (9.9)    (17.0)

  Group
  operating
  profit/(loss)                 52.5          (27.3)   25.2           21.1          (20.5)    0.6       5.3

  Share of
  joint
  ventures                       2.6              -     2.6            1.1              -     1.1       2.0

Total
operating
profit/(loss)                   55.1          (27.3)   27.8           22.2          (20.5)    1.7       7.3

Net loss on
sale or
closure of
operations          4
  (Loss)/profit
  before
  goodwill
  written-back/
  off                              -           (5.5)   (5.5)             -           18.5    18.5     (23.2)
  Goodwill
  written-back/
  off                              -           (2.3)   (2.3)             -          (19.4)  (19.4)   (142.5)
                                   -           (7.8)   (7.8)             -           (0.9)   (0.9)   (165.7)
Net profit on
sale of fixed
assets                             -            1.1     1.1              -            1.4     1.4       5.1

Profit/(loss) on
ordinary
activities
before
interest                        55.1          (34.0)   21.1           22.2          (20.0)    2.2    (153.3)
Net interest        5          (13.1)             -   (13.1)         (16.7)             -   (16.7)    (34.0)

Profit/(loss) on
ordinary
activities
before
taxation                        42.0          (34.0)    8.0            5.5          (20.0)  (14.5)   (187.3)

Taxation on
profit/(loss)
on ordinary
activities                     (12.6)           0.1   (12.5)          (1.7)          (1.2)   (2.9)    (14.8)

Profit/(loss) on
ordinary
activities
after
taxation                        29.4          (33.9)   (4.5)           3.8          (21.2)  (17.4)   (202.1)

Minority
interests                       (2.5)             -    (2.5)          (0.9)             -    (0.9)     (2.4)

Profit/(loss)
for the
financial
period                          26.9          (33.9)   (7.0)           2.9          (21.2)  (18.3)   (204.5)

Dividends                          -              -       -              -              -       -         -

Net loss
transferred to
reserves                        26.9          (33.9)   (7.0)           2.9          (21.2)  (18.3)   (204.5)

Earnings per
share               6
  Basic, before
  amortisation
  of intangible
  assets and
  all
  exceptional
  items                         1.4p                                  0.2p                              1.1 p
  Basic and
  diluted                                              (0.4)p                                (1.0)p   (10.9)p




Statement of Group Cash Flows
for the six months ended 30 June 2004


                         Half year 2004 Half year 2003 Full year 2003
                                   Free           Free           Free
                                   cash           cash           cash
                                   flow           flow           flow
                   note     GBPm   GBPm   GBPm    GBPm   GBPm    GBPm

Net cash
inflow from
operating
activities
(see page 18)               14.1          47.7          107.5

Dividends from
joint ventures               2.2           1.1            2.2

Capital
expenditure
   Payments to
   acquire fixed
   assets                  (14.4)        (13.8)         (48.5)
   Receipts from
   disposal of
   fixed assets              2.9           4.7            5.8
                           (11.5)         (9.1)         (42.7)

Operating cash
flow                         4.8    4.8   39.7   39.7    67.0    67.0

Returns on
investment and
servicing of
finance
   Interest
   paid                    (15.8)        (18.5)         (35.1)
   Interest
   received                  0.5           0.4            0.7
   Proceeds from
   close-out of
   interest rate
   swaps             5         -             -            5.3
   Dividends paid
   to minority
   interests                (2.1)         (1.2)          (1.5)
                           (17.4) (17.4) (19.3) (19.3)  (30.6)  (30.6)

Taxation                    (8.6)  (8.6) (11.6) (11.6)  (20.7)  (20.7)

Acquisitions and
disposals
   Net (outlay
   for)/proceeds
   from sale or
   closure of
   subsidiaries
   subsidiaries
   and joint
   ventures                 (2.4)         46.1           49.7
   Consideration
   for
   acquisition of
   subsidiaries
   and joint
   ventures                 (4.5)         (2.8)         (19.1)
   Other,
   including
   additional
   costs for
   prior years'
   disposals                (5.1)         (5.7)          (9.1)
                           (12.0)         37.6           21.5

   Free cash flow
   before
   dividends                      (21.2)          8.8            15.7

Dividends paid                 -      -      -      -       -       -

   Free cash flow                 (21.2)          8.8            15.7


Net cash (outflow)
/inflow before
financing and
management of
liquid
resources                  (33.2)         46.4           37.2

Management of
liquid resources
  (Decrease)/
  increase in
  short-term
  deposits                  (3.2)          0.3              -

Financing
  Issue of
  shares                     0.8             -              -
  Refinancing
  costs paid                (1.1)            -           (1.5)
  Increase/
  (decrease) in
  debt                      18.2         (24.5)         (21.9)

(Decrease)/increase
in cash during the
period                     (18.5)         22.2           13.8






Group Balance Sheet
as at 30 June 2004

                                                             At 30        At 30        At 31
                                                              June         June     December
                                                              2004         2003         2003
                                                                             as           as
                                                                       restated     restated
                                                                       (note 1)     (note 1)
                                                    note      GBPm       GBPm           GBPm
Fixed assets
Goodwill and
other
intangible
assets                                                 7     487.6        564.6        514.0
Tangible
assets                                                       332.0        376.6        350.7
Investments                                          1,8      43.7         62.5         49.1

Total fixed
assets                                                       863.3      1,003.7        913.8

Current assets
Stocks                                                       193.8        196.0        172.9
Debtors   : amounts falling due within one year        9     343.3        335.4        335.0
          : amounts falling due after more than one
          year                                         9      61.0         67.7         62.2
Cash                                                          38.2         64.6         56.8

Total current
assets                                                       636.3        663.7        626.9

Creditors: amounts falling due within one year
    Borrowings                                               (10.0)       (10.1)       (15.0)
    Convertible bonds                                        (80.0)           -        (80.0)
    Other creditors                                    9    (303.6)      (363.8)      (335.5)
Total current
liabilities                                                 (393.6)      (373.9)      (430.5)

Net current
assets                                                       242.7        289.8        196.4

Total assets
less current
liabilities                                                1,106.0      1,293.5      1,110.2

Creditors: amounts falling due after more than one
year
    Borrowings                                              (334.0)      (338.3)      (320.3)
    Convertible bonds                                            -        (80.0)           -
    Other creditors                                  5,9     (97.9)       (85.2)       (91.7)

Provisions for
liabilities
and charges                                                  (70.8)       (63.1)       (71.3)

                                                             603.3        726.9        626.9

Equity capital and reserves
Called up
share capital                                                375.4        375.4        375.4
Own shares
held by
Employee Share
Ownership Plan                                         1     (12.4)       (12.4)       (12.4)
Share premium
account                                                      643.4        642.6        642.6
Profit and
loss account                                        1,10    (620.7)      (494.7)      (596.4)
Other reserves                                               205.9        205.9        205.9

Total
shareholders'
funds                                                        591.6        716.8        615.1

Minority
interests                                                     11.7         10.1         11.8

                                                             603.3        726.9        626.9





Statement of Total Group Recognised Gains and Losses for the six months ended 30 June 2004

                                                             Half          Half         Full
                                                             year          year         year
                                                             2004          2003         2003
                                                             GBPm          GBPm         GBPm
Loss for the period                                          (7.0)        (18.3)      (204.5)
Exchange adjustments                                        (19.6)          9.1         (7.6)

Total net recognised losses relating to
the period                                                  (26.6)         (9.2)      (212.1)



Reconciliation of Movements in Group Shareholders' Funds for the six months ended 30 June 2004

                                                            Half         Half         Full
                                                            year         year         year
                                                            2004         2003         2003
                                                                           as           as
                                                                     restated     restated
                                                                      (note 1)     (note 1)
                                                            GBPm         GBPm        GBPm
Shareholders' funds as at 1 January
   As previously stated                                    618.0        717.3        717.3
   Prior period adjustment (note 1)                         (2.9)        (2.9)        (2.9)

   As restated                                             615.1        714.4        714.4
   Total net recognised losses relating to the
   period                                                  (26.6)        (9.2)      (212.1)
   New share capital issued                                  0.8            -            -
   Goodwill transferred to the profit and loss
   account in respect of the sale of operations              2.3         11.6        112.8
Net (reduction in)/addition to shareholders' funds         (23.5)         2.4        (99.3)

Shareholders' funds at end of period                       591.6        716.8        615.1



Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities for the six months ended 30 June 2004

                                                            Half        Half         Full
                                                            year        year         year
                                                            2004        2003         2003
                                                            GBPm        GBPm         GBPm
Operating profit of Group subsidiaries before
exceptional items, but after
   amortisation of intangible assets                        36.2         3.3         27.5
Depreciation                                                23.7        26.1         52.6
Amortisation of intangible assets                           16.3        17.8         34.7
   (Increase) in stocks                                    (26.5)      (13.0)        (9.2)
   (Increase)/decrease in trade debtors                    (15.0)       14.3          9.3
   (Decrease)/increase in trade creditors                  (12.2)        2.8         10.2
Net (increase)/decrease in trade working capital           (53.7)        4.1         10.3
Cash payments in respect of exceptional rationalisation
costs                                                       (5.5)       (6.6)       (14.0)
Other                                                       (2.9)        3.0         (3.6)

Net cash inflow from operating activities                   14.1        47.7        107.5



Reconciliation of Net Cash Flow to Movement in Net Debt for the six months ended 30 June 2004

                                                            Half        Half         Full
                                                            year        year         year
                                                            2004        2003         2003
                                                            GBPm        GBPm         GBPm

Net cash (outflow)/inflow before financing
and management of liquid resources                         (33.2)       46.4         37.2
Issue of shares                                              0.8           -            -
Refinancing costs paid                                      (1.1)          -         (1.5)
Amortisation of refinancing costs                           (0.5)       (2.3)        (3.6)
Exchange adjustments                                         6.7        20.3         37.6

(Increase)/decrease in net debt during the period          (27.3)       64.4         69.7
Net debt at 1 January                                     (358.5)     (428.2)      (428.2)


Net debt at end of period                                 (385.8)     (363.8)      (358.5)



Notes to the Accounts

1. Prior period adjustment

The Company has made a prior period adjustment during the first half of 2004 following the release of Urgent Issues Task Force (UITF) Abstract 38 "Accounting for ESOP Trusts". This Abstract superseded UITF Abstract 13, which required that own shares in the Company held through its Employee Share Ownership Plan (ESOP) be disclosed as a fixed asset investment on the face of the Company's balance sheet. Due consideration needed to be made at each reporting period to the existence of impairment in the carrying value of the investment. UITF Abstract 38 now requires that such shares be held as a deduction from equity, at the gross cost paid by the Company for the shares.

The adoption of UITF Abstract 38 has given rise to a cumulative prior period adjustment to opening retained earnings of GBP9.5m credit at 30 June 2004 and 30 June 2003. This represents the reversal of provisions charged through the profit and loss account between 1998 and 2002 to recognise impairment in the carrying value of the ESOP shares. The gross cost of the ESOP shares at all times between 1 January 2003 and 30 June 2004 was GBP12.4m. Under UITF Abstract 38 this is now deducted from equity, resulting in a net reduction in shareholders' funds of GBP2.9m, being the carrying value of the ESOP shares.

2. Segmental analyses

In each of the following analyses, the costs of the Group's corporate activities have been allocated primarily according to the relative sales contribution of each continuing operating segment to the total. Inter-segment sales are not material in relation to total Group turnover, whether analysed by division/ sector or by geographic location of operations. The Group's share of results of joint ventures is not material in relation to the total amount for the Group and is included in the segments analysed below. Of the results of continuing operations, the contribution from acquisitions to turnover and operating profit in 2004 and 2003 was not material.

The results reported as discontinued operations mainly comprise the Electronics division's Speedline business, which was sold in November 2003. Speedline was based in the USA, with satellite operations in Europe and Asia. Other disposals in 2003 included the Precision Products sector of the Precious Metals division which was sold in January 2003 and largely based in the USA, three non-core European businesses in the Ceramics and Precious Metals divisions and a non-core Asia-Pacific joint venture in the Electronics division. These discontinued operations previously formed part of the Group's ongoing operations and comparatives have been restated accordingly.



                                                 Half year 2004             Half year 2003             Full year 2003
By division/sector                                    Operating                  Operating                  Operating
                                         Turnover       profit/     Turnover       profit/       Turnover     profit/
                                                         (loss)                     (loss)                     (loss)
                                             GBPm          GBPm         GBPm         GBPm         GBPm           GBPm

Electronics                                 331.2          25.8        295.7           7.0        604.0          22.6
  Laminates                                  67.1           0.2         55.5         (11.9)       115.7         (17.4)
  Chemistry                                 128.8          15.0        123.4          10.3        247.4          22.2
  Assembly Materials                        135.3          10.6        116.8           8.6        240.9          17.8
Ceramics                                    359.4          26.0        351.4          24.4        711.1          50.0
Precious Metals                             150.9           3.3        147.9           0.7        308.8           8.6

                                            841.5          55.1        795.0          32.1      1,623.9          81.2
Amortisation of intangible assets               -         (16.3)           -         (17.8)           -         (34.7)
Exceptional items                               -         (11.0)           -          (2.7)           -         (22.2)

Continuing operations                       841.5          27.8        795.0          11.6      1,623.9          24.3
Discontinued operations                         -             -         34.2          (9.9)        57.8         (17.0)

Total Group                                 841.5          27.8        829.2           1.7      1,681.7           7.3


Of the charge for amortisation of intangible assets of GBP16.3m (2003: half year GBP17.8m; full year GBP34.7m), GBP8.5m related to Electronics (2003: half year GBP9.3m; full year GBP17.5m), GBP6.8m to Ceramics (2003: half year GBP7.4m; full year GBP15.1m) and GBP1.0m to Precious Metals (2003: half year GBP1.1m; full year GBP2.1m). Of the Electronics charge for amortisation of intangible assets of GBP8.5m, GBP1.2m related to Laminates (2003: half year GBP0.9m; full year GBP1.8m), GBP5.3m to Chemistry (2003: half year GBP6.1m; full year GBP12.1m) and GBP2.0m to Assembly Materials (2003: half year GBP2.3m; full year GBP3.6m).

Of the total exceptional items of GBP11.0m (2003: half year GBP2.7m; full year GBP22.2m), nil related to Electronics (2003: half year GBP2.7m; full year GBP18.5m), GBP0.3m to Ceramics (2003: half year nil; full year GBP0.8m) and GBP10.7m to Precious Metals (2003: half year nil; full year GBP2.9m). Of the Electronics exceptional items of nil, nil related to Laminates (2003: half year GBP0.8m; full year GBP11.3m), nil to Chemistry (2003: half year GBP0.3m; full year GBP2.4m) and nil to Assembly Materials (2003: half year GBP1.6m; full year GBP4.8m).


2. Segmental analyses (continued)


                                  Half year 2004                     Half year 2003                     Full year 2003
                                   By         By                      By         By                      By         By
                             location                           location                           location
                             of Group   customer                of Group   customer                of Group   customer
                           operations   location              operations   location              operations   location
                            Operating                          Operating                          Operating
                 Turnover     profit/   Turnover   Turnover      profit/   Turnover   Turnover      profit/   Turnover
                               (loss)                             (loss)                             (loss)
                    GBPm        GBPm        GBPm       GBPm        GBPm        GBPm      GBPm         GBPm        GBPm

United Kingdom      78.7          0.7       68.2       82.5            -       67.9      166.2          2.8      123.6
Continental
Europe             250.3         14.2      239.1      244.2         10.6      239.4      486.1         21.4      471.2
USA                276.0          7.0      257.5      262.5         (6.1)     257.4      546.4         (1.4)     519.6
Asia-Pacific       171.4         27.9      191.2      135.3         18.8      145.3      289.2         44.3      331.5
Rest of the
World               65.1          5.3       85.5       70.5          8.8       85.0      136.0         14.1      178.0

                   841.5         55.1      841.5      795.0         32.1      795.0    1,623.9         81.2    1,623.9
Amortisation
of intangible
assets                 -        (16.3)         -          -        (17.8)         -          -        (34.7)         -
Exceptional
items                  -        (11.0)         -          -         (2.7)         -          -        (22.2)         -

Continuing
operations         841.5         27.8      841.5      795.0         11.6      795.0    1,623.9         24.3    1,623.9
Discontinued
operations             -            -          -       34.2         (9.9)      34.2       57.8        (17.0)      57.8

Total Group        841.5         27.8      841.5      829.2          1.7      829.2    1,681.7          7.3    1,681.7


Of the charge for amortisation of intangible assets of GBP16.3m (2003: half year GBP17.8m; full year GBP34.7m), GBP1.8m (2003: half year GBP1.8m; full year GBP3.6m) was in the UK, GBP2.1m (2003: half year GBP2.3m; full year GBP4.7m) in Continental Europe, GBP8.9m (2003: half year GBP10.1m; full year GBP19.0m) in the USA, GBP2.7m (2003: half year GBP2.9m; full year GBP5.7m) in Asia-Pacific and GBP0.8m (2003: half year GBP0.7m; full year GBP1.7m) in the Rest of the World.

Of the exceptional items of GBP11.0m (2003: half year GBP2.7m; full year GBP22.2m), GBP0.6m (2003: half year nil; full year GBP1.0m) was in the UK, GBP10.1m (2003: half year GBP1.2m; full year GBP10.7m) in Continental Europe, GBP0.3m (2003: half year GBP1.5m; full year GBP7.4m) in the USA, nil (2003: half year nil; full year GBP3.0m) in Asia-Pacific and nil (2003: half year nil; full year GBP0.1m) in the Rest of the World.


3. Operating exceptional items

Of the GBP11.0m charge incurred in the first half of 2004, GBP10.7m related to a programme to rationalise the Precious Metals division's activities in France. An operating exceptional charge of GBP2.3m was booked in late 2003 under this programme, relating mainly to asset write-offs. Total cash costs of approximately GBP10m are expected to be incurred under the programme, of which GBP0.8m was incurred in the first half of 2004, with the balance of expenditure in the second half of 2004 and the first half of 2005.

The GBP2.7m charge in the first half of 2003 largely related to rationalisation programmes in the Electronics division announced in 2002.

4. Net loss on sale or closure of operations

The net loss on sale or closure of operations of GBP7.8m related largely to the winding-up of the Laminates sector's joint venture with Fukuda. Closure costs and asset write-offs incurred were GBP5.3m and GBP2.3m of goodwill was written-back/ off from reserves.

The net loss on sale or closure of operations in the first half of 2003 of GBP0.9m included a GBP1.3m loss on the sale of the Precision Products sector of the Precious Metals division, after the write-back/off of GBP19.4m of goodwill. The net loss for the full year 2003 included a GBP141.5m loss on the sale of the Electronics division's Speedline business, after the write-back/off of goodwill of GBP114.9m.


5. Net interest

                                                     Half    Half    Full
                                                     year    year    year
                                                     2004    2003    2003
                                                     GBPm    GBPm    GBPm

Net interest payable                                 15.3    16.9    33.0
Deferred income relating to closed-out
interest rate swaps                                  (2.7)   (2.5)   (5.0)
Amortisation of refinancing costs                     0.5     2.3     3.6

Interest charge for the period -
operating                                            13.1    16.7    31.6
Exceptional amortisation of refinancing
costs                                                   -       -     2.4

Interest charge for the period - total               13.1    16.7    34.0


The full year charge for 2003 included an exceptional amortisation charge in the second half to write-off unamortised prepaid debt raising costs of GBP2.4m relating to a syndicated bank facility that was replaced at the end of 2003.

Included in other creditors at 30 June 2004 is deferred income of GBP25.1m relating to closed-out interest rate swaps (30 June 2003: GBP30.3m; 31 December 2003: GBP27.8m). During 2001-2003, interest rate swaps were closed-out realising aggregate proceeds of GBP43.8m. The balance is being released as a credit to interest over the term of the original swaps.


6 Earnings per share

Basic earnings per share are calculated using a weighted average of 1,883m ordinary shares in issue during the period (2003: half year 1,880m; full year 1,880m). The ordinary shares held by the ESOP have been excluded from the weighted average number of shares, as the Trustee of the ESOP has waived its rights to receive dividends on the shares held. The ESOP held 12m ordinary shares as at 30 June 2004 (2003: half year 12m; full year 12m). Diluted earnings per share are calculated assuming conversion of outstanding dilutive share options. These adjustments give rise to an increase in average ordinary shares of nil (2003: half year nil; full year nil). On the face of the Group profit and loss account, earnings per share are shown both before and after the amortisation of intangible assets and all exceptional items. The number of ordinary shares in issue as at 30 June 2004 was 1,895m (2003: half year 1,892m; full year 1,892m).

The Directors believe that the calculation of earnings per share excluding the amortisation of intangible assets and all exceptional items, together with the associated tax charge or credit, gives the most appropriate measure of the underlying earning capacity of the Group. This calculation is based on a loss of GBP7.0m (2003: half year GBP18.3m loss; full year GBP204.5m loss), to which amortisation of intangible assets and exceptional items, net of tax, totalling GBP33.9m (2003: half year GBP21.2m; full year GBP224.9m) are added back.

7 Goodwill and other intangible assets

                                                At 30    At 30      At 31
                                                 June     June   December
                                                 2004     2003       2003
                                                 GBPm     GBPm       GBPm

Goodwill                                        479.9    564.6      505.6
Other intangible assets                           7.7        -        8.4

Total goodwill and other intangible assets      487.6    564.6      514.0

Further goodwill of GBP1.4m arose in the first half of 2004 on a small acquisition by the Ceramics division.

Accumulated goodwill arising prior to 1998, which remained written-off directly against Group reserves, amounted to GBP315.5m (30 June 2003: GBP419.0m; 31 December 2003: GBP317.8m).

Other intangible assets arose in 2003 on the purchase of a perpetual licensing agreement in the USA.

8 Investments

Investments  include  GBP14.5m  (30  June  2003:  GBP19.9m;  31  December  2003:
GBP18.8m) in respect of joint ventures and GBP29.2m (30 June 2003: GBP42.6m; 31 December 2003: GBP30.3m) in respect of other investments, GBP21.4m of which comprises the Group's investment in a revenue-sharing arrangement with Electric Lightwave, Inc. Comparative figures for 30 June 2003 and 31 December 2003 have been stated in accordance with UITF Abstract 38 (see note 1).


9 Debtors and other creditors

                                                       At 30      At 30         At 31
                                                        June       June      December
                                                        2004       2003          2003
                                                        GBPm       GBPm          GBPm
Debtors

Amounts falling within one year:
Net trade debtors                                      274.5      281.7         264.4
Other debtors                                           68.8       53.7          70.6
                                                       343.3      335.4         335.0

Debtors falling due after more than one year            61.0       67.7          62.2

Total debtors                                          404.3      403.1         397.2

Other creditors

Amounts falling within one year:
Trade creditors                                        133.7      153.8         150.0
Other creditors                                        169.9      210.0         185.5
                                                       303.6      363.8         335.5

Other creditors falling due after
more than one year                                      97.9       85.2          91.7

Total other creditors                                  401.5      449.0         427.2



10 Profit and loss account

                                                       At 30       At 30        At 31
                                                        June        June     December
                                                        2004        2003         2003
                                                                      as           As
                                                                restated     restated
                                                                (note 1)     (note 1)
                                                        GBPm        GBPm         GBPm

Balance at beginning of period
  As previously reported                              (605.9)     (506.6)      (506.6)
  Prior period adjustment (note 1)                       9.5         9.5          9.5

  As restated                                         (596.4)     (497.1)      (497.1)

Loss for the
financial period                                       (7.0)       (18.3)      (204.5)
Exchange
adjustments                                           (19.6)         9.1         (7.6)
Goodwill
written-back/off
on sale of
operations                                              2.3         11.6        112.8

Balance at end
of period                                             (620.7)     (494.7)      (596.4)



11 Exchange rates

The principal exchange rates used for the period were as follows:

                                                          30          30           31
                                                        June        June     December
Average rate, period ending                             2004        2003         2003

US dollar ($ per GBP)                                   1.82        1.61         1.63
Euro (EUR per GBP)                                      1.48        1.46         1.45
Singapore dollar ($ per GBP)                            3.10        2.81         2.84
Japanese yen (Y per GBP)                                 197         191          189

Period end rate

US dollar ($ per GBP)                                   1.83        1.66         1.79
Euro (EUR per GBP)                                      1.50        1.45         1.42
Singapore dollar ($ per GBP)                            3.13        2.90         3.04
Japanese yen (Y per GBP)                                197          196          192



12 Financial information

The interim financial statements have been prepared on the basis of the accounting policies adopted in the Group's audited statutory accounts for 2003 except as stated in note 1. The interim accounts were approved by the Board of Directors on 27 July 2004. The financial information for the six month periods ended 30 June 2004 and 30 June 2003 is unaudited but has been reviewed by the Company's auditor. The comparative figures for the financial year ended 31 December 2003 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Company's auditor and delivered to the Registrar of Companies. The report of the auditor was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. These sections address whether proper accounting records have been kept, whether the Company's accounts are in agreement with these records and whether the auditor has obtained all the information and explanations necessary for the purposes of their audit.

Exhibit No.2



                           SCHEDULE 10

              NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BARCLAYS GLOBAL INVESTORS LIMITED (59,920,131 SHARES)
BARCLAYS GLOBAL INVESTORS JAPAN LIMITED (411,118 SHARES)
BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING (1,827,532 SHARES) BARCLAYS GLOBAL INVESTORS, N.A. (27,563,381 SHARES)
BARCLAYS GLOBAL FUND ADVISORS (714,815 SHARES)
BARCLAYS GLOBAL INVESTORS AUSTRALIA LIMITED (1,013,865 SHARES)
BARCLAYS LIFE ASSURANCE CO LIMITED (2,639,740 SHARES)
BARCLAYS PRIVATE BANK AND TRUST LIMITED (15,600 SHARES)
GERRARD LIMITED (334,305 SHARES)

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

29 JUNE 2004

11) Date company informed

9 JULY 2004

12) Total holding following this notification

94,440,487 SHARES

13) Total percentage holding of issued class following this notification

4.98%

14) Any additional information


15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC
Date of notification: 9 JULY 2004




Exhibit No.3



                            SCHEDULE 5

                 BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

Cookson Group plc

2. Name of scheme

Cookson Group Executive Share Option Schemes

3. Period of return: From :
01/01/2004
to

30/06/2004

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

1,400,621

5. Number of shares issued/allotted
under scheme during period

839,635

6. Balance under scheme not yet issued/allotted at end of period

560,986

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

3,500,000 (March 1998) Ref RA/Cookson Group plc/00001-0002

Please confirm total number of shares in issue at the end of the period in order for us to update our records
1,895,293,625

Contact for queries:
Address:
265 Strand
London
WC2R 1DB
Name:
Rachel Benjamin

Telephone:
020 7061 6565



                                SCHEDULE 5

                     BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

Cookson Group plc

2. Name of scheme

Cookson Employee Share Savings Scheme

3. Period of return: From :
01/01/2004
to

30/06/2004
4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

903,043

5. Number of shares issued/allotted
under scheme during period

168,330
Balance under scheme not yet issued/allotted at end of period

734,713
Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

1,500,000 (Feb 1996) Ref A/367/1996

Please confirm total number of shares in issue at the end of the period in order for us to update our records
1,895,293,625

Contact for queries:
Address:
265 Strand
London
WC2R 1DB
Name:
Rachel Benjamin

Telephone:
020 7061 6565



                                  SCHEDULE 5

                       BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

Cookson Group plc

2. Name of scheme

Cookson Group US Stock Purchase Plan

3. Period of return: From :
01/01/2004
to

30/06/2004

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

4,390,942

5. Number of shares issued/allotted
under scheme during period

2,404,183

6. Balance under scheme not yet issued/allotted at end of period

1,986,759

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

3,500,000 (January 2001) Ref 0-508-407 (GB0005084073)
2,500,000 (January 2004) Ref 3-185-261 (GB0031852618)

Please confirm total number of shares in issue at the end of the period in order for us to update our records
1,895,293,625

Contact for queries:
Address:
265 Strand
London
WC2R 1DB
Name:
Rachel Benjamin

Telephone:
020 7061 6565





Exhibit No.4

                               SCHEDULE 10

                 NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BARCLAYS CAPITAL SECURITIES LIMITED (610,000 SHARES)
BARCLAYS GLOBAL INVESTORS LIMITED (60,098,035 SHARES)
BARCLAYS GLOBAL INVESTORS JAPAN LIMITED (411,118 SHARES)
BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING (1,802,288 SHARES) BARCLAYS GLOBAL INVESTORS, N.A. (27,563,381 SHARES)
BARCLAYS GLOBAL FUND ADVISORS (699,300 SHARES)
BARCLAYS GLOBAL INVESTORS AUSTRALIA LIMITED (1,013,865 SHARES)
BARCLAYS LIFE ASSURANCE CO LIMITED (2,639,740 SHARES)
BARCLAYS PRIVATE BANK AND TRUST LIMITED (15,600 SHARES)
GERRARD LIMITED (336,307 SHARES)

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

24 JUNE 2004

11) Date company informed

30 JUNE 2004

12) Total holding following this notification

95,189,634 SHARES

13) Total percentage holding of issued class following this notification

5.02%

14) Any additional information


15) Name of contact and telephone number for queries
RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC
Date of notification: 30 JUNE 2004





Exhibit No.5


                                  SCHEDULE 11

           NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

COOKSON GROUP PLC

2) Name of director

JOHN SUSSENS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

JOHN SUSSENS

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF ORDINARY SHARES OF 1 PENCE EACH IN COOKSON GROUP PLC

7) Number of shares/amount of
stock acquired

25,000

8) Percentage of issued class

LESS THAN 0.01%

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

ORDINARY SHARES OF 1 PENCE EACH

12) Price per share

42.5 PENCE PER SHARE

13) Date of transaction

29 JUNE 2004

14) Date company informed

29 JUNE 2004

15) Total holding following this notification

25,000

16) Total percentage holding of issued class following this notification

LESS THAN 0.01%

If a director has been granted options by the company please complete the following boxes

17) Date of grant


18) Period during which or date on which exercisable


19) Total amount paid (if any) for grant of the option


20) Description of shares or debentures involved: class, number


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
020 7061 6565

25) Name and signature of authorised company official responsible for making this notification
RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of Notification.................................. 30 JUNE 2004






                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 27 July 2004